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                            January 14, 2022

       Thomas Schiller
       Chief Financial Officer
       indie Semiconductor, Inc.
       32 Journey
       Aliso Viejo, California 92656

                                                        Re: indie
Semiconductor, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 22,
2021
                                                            File No. 333-261269

       Dear Mr. Schiller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2021 letter.

       Amendment No. 1 to Form S-1

       Cover Page

   1. We note your response to prior comment one. Please explain your disclosure that a majority of your
consolidated revenue was generated from product sales sourced through international companies
with a final shipping destination of China. Please tell us the revenues that indie
Semiconductor, Inc. currently generates from China and Hong Kong.
                                                        Also, please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Delaware holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors or tell us how you are not
a Chinese operating company but a Delaware holding company
                                                        with operations
conducted by your subsidiaries based in China.
 Thomas Schiller
FirstName  LastNameThomas   Schiller
indie Semiconductor, Inc.
Comapany
January 14,Nameindie
            2022      Semiconductor, Inc.
January
Page  2 14, 2022 Page 2
FirstName LastName
2. We note your response to prior comment two. Please explain your disclosure that a portion of your operations are conducted in China by a 50%-owned Chinese subsidiary that you control.
3. We note your response to our prior comment 3 and reissue in part. Please clearly disclose throughout your prospectus how you will refer to your subsidiaries and other entities so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms
         such as    we    or    our    when describing activities or functions
of a subsidiary or other
         entities. For example, disclose, if true, that your subsidiaries conduct operations in China.
4. We note your response to our prior comment 4 and reissue in part. Please include this disclosure on the cover page of your prospectus. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

5. We note your response to our prior comment 6 and reissue in part. State whether you or your subsidiaries are covered by permissions requirements by any other PRC entity that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions and whether any permissions have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. We note your response to our prior comment 9 and reissue in part. Please revise your ownership chart to include other entities domiciled in China, including indie
         Semiconductor HK, Ltd and Shanghai Ziying Microelectronics Co., Ltd. Risk Factors, page 10

7. We note your response to our prior comment 10 and reissue in part. Please revise to specifically address the risk that the PRC may intervene in the company's subsidiary at any time and that it could adversely affect the company's business. General

8. Please tell us whether indie Semiconductor is required to obtain any permissions or approvals from Chinese authorities to list its securities on a U.S. stock exchange or issue securities to non-Chinese investors, or for your company to operate your business.
9. Please summarize and confirm the extent to which the business operations of indie
         Semiconductor, Inc. will be conducted in the PRC or Hong Kong.
10. Please tell us whether any accounting work papers will be located in the PRC or Hong
 Thomas Schiller
indie Semiconductor, Inc.
January 14, 2022
Page 3
         Kong and, accordingly, would be subject to PRC rules and regulations that could limit the ability to inspect such work papers.
       You may contact Bradley Ecker, Staff Attorney at (202) 551-4985 or Sherry Haywood,
Staff Attorney at (202) 551-3345 with any questions.



FirstName LastNameThomas Schiller                            Sincerely,
Comapany Nameindie Semiconductor, Inc.
                                                             Division of
Corporation Finance
January 14, 2022 Page 3                                      Office of
Manufacturing
FirstName LastName